UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Education Realty Trust, Inc.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
28140H104

(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth St., Suite 4000
Los Angeles, CA 90071-2007
(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 7, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28140H104	Page 2 of 16

1	NAME OF REPORTING PERSON GREH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,629,432 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,629,432 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,432 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 28140H104	Page 3 of 16

1	NAME OF REPORTING PERSON GREENSTREET REAL ESTATE HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,629,432 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,629,432 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,432 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON*

PN

SCHEDULE 13D

CUSIP No. 28140H104	Page 4 of 16

1	NAME OF REPORTING PERSON GRST REALTY MANAGEMENT PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,629,432 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,629,432 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,432 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON*

OO

SCHEDULE 13D

CUSIP No. 28140H104	Page 5 of 16

1	NAME OF REPORTING PERSON SV REALTY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,629,432 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

1,629,432 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,629,432 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON*

OO

Item 1. Security and Issuer
          This Schedule 13D relates to the common stock, par value $ 0.01 per share (the “Common Stock”), of Education Realty Trust, Inc., a Maryland corporation (the “Company”). The Schedule 13D is filed with respect to the shares of Common Stock of the Company (the “Shares”). The address of the principal executive office of the Company is 530 Oak Court Drive, Suite 300, Memphis, Tennessee 38117.
Item 2. Identity and Background
          This Schedule 13D is being filed by GREH LLC, a Delaware limited liability company (“GREH”), Greenstreet Real Estate Holdings, L.P., a Delaware limited partnership (“Greenstreet Real Estate Holdings”), GRST Realty Management Partners, LLC, a Delaware limited liability company (“GRST Realty”), and SV Realty LLC, a Delaware limited liability company (“SV Realty”)(collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
          The principal business of GREH is to invest in real estate, real estate related operations and related activities. The sole member manager of GREH is Greenstreet Real Estate Holdings. The address of the principal business and principal office of GREH is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
          The principal business of Greenstreet Real Estate Holdings is to invest in real estate, real estate related operations and related activities. Greenstreet Real Estate Holdings is managed by a Board of Directors. The Board of Directors of Greenstreet Real Estate Holdings consists of Jeffrey Green, Steven Green, Jeffrey Safchik and Richard Sandler. The address of the principal business and principal office of Greenstreet Real Estate Holdings is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
          The principal business of GRST Realty is to serve as a general partner of Greenstreet Real Estate Holdings. The manager of GRST Realty is Greenstreet Capital Management, Inc., a Delaware corporation (“Greenstreet Capital Management”). The President of Greenstreet Capital Management is Jeffrey Safchik. The address of the principal business and principal office of GRST Realty and Greenstreet Capital Management is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
          The sole member of GRST Realty is Greenstreet Management, Inc., a Delaware corporation (“Greenstreet Management”). The principal business of Greenstreet Management is to hold the membership interests in GRST Realty. The President of Greenstreet Management is Jeffrey Safchik. The sole owner of Greenstreet Management is Steven Green. The address of the principal business and principal office of Greenstreet Management is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
          The principal business of SV Realty is to act as general partner of Greenstreet Real Estate Holdings. Jeffrey Green is the manager of SV Realty. The address of the principal business and principal office of SV Realty is 1250 Fourth Street, Santa Monica, California 90401.

          Jeffrey Green is a member of the Board of Directors of Greenstreet Real Estate Holdings, and the manager of SV Realty. The principal business occupation of Jeffrey Green is President of Locus Financial Group LLC, a California limited liability company (“Locus Financial”). The principal business of Locus Financial is financial consulting. The address of principal business and principal office of Jeffrey Green and Locus Financial is 1250 Fourth Street, Santa Monica, California 90401.
          Steven Green is a member of the Board of Directors of Greenstreet Real Estate Holdings, and the sole owner of Greenstreet Management. The principal business occupation of Steven Green is investor. Steven Green’s principal business address is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
          Jeffrey Safchik’s is a member of the Board of Directors of Greenstreet Real Estate Holdings, and the President of Greenstreet Management. Jeffrey Safchik’s principal business occupation is Managing Director and Chief Financial Officer of Greenstreet Partners, L.P., the principal business of which is investment and management. Jeffrey Safchik’s principal business address is 2601 South Bayshore Drive, Suite 800, Coconut Grove, Florida 33133.
          Richard Sandler is a member of the Board of Directors of Greenstreet Real Estate Holdings. The principal business occupation of Richard Sandler is Partner of Maron & Sandler. Richard Sandler’s and Maron & Sandler’s principal business address is 1250 Fourth Street, Santa Monica, California 90401. The principal business of Maron & Sandler is a law firm.
          During the last five years, none of the Reporting Persons or any other person named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          Greenstreet Real Estate Holdings has acquired an aggregate of 1,629,432 Shares in open market transactions on the Nasdaq exchange for an aggregate purchase amount of $21,346,872, including commissions. Greenstreet Holdings acquired all of the Shares using its working capital and capital contributions from its partners. SV Realty and GRST Realty used its working capital and funds that were provided as capital contributions from their respective members. On January 16, 2008, Greenstreet Real Estate Holdings contributed all the Shares purchased in the above mentioned open market transactions to GREH.
Item 4. Purpose of the Transaction
          The Reporting Persons acquired the Shares in order to obtain an equity position in the Company. The Reporting Persons intend to review on a continuing basis their investment in the Shares in light of the factors discussed herein.
          The Reporting Persons, acting together or separately, may from time to time, subject to the continuing evaluation of the factors discussed herein, acquire additional Shares in the open market or in privately negotiated transactions, or by tender offer, exchange offer or otherwise. The Reporting Persons may also explore one or more transactions involving the possible acquisition of additional securities, including one or more transactions with the Company, open market purchases or privately negotiated transactions, which could result in the Reporting Persons beneficially owning a significantly larger portion of the equity in the Company, including possibly a majority of the ownership of the Company. The Reporting Persons may request representation on the Board of Directors of the Company. The Reporting Persons may engage in conversations with other stockholders and/or the Company concerning such opportunities. The foregoing actions could result in the Reporting Persons participating in the management of, and the formulation, determination and direction of basic business decisions and policies of, the Company. Any such actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, applicable legal requirements and restrictions, the availability of Shares for purchase and the price levels of such Shares, general market and economic conditions; on-going evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of the Shares in the open market or in privately negotiated transactions.
          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          On January 16, 2008, Greenstreet Real Estate Holdings contributed all of its Shares to GREH. As a result of such contribution, GREH beneficially owns an aggregate of 1,629,432 Shares. GREH is the record owner of all of such Shares and has the power to vote and dispose of all such Shares. The Shares held of record by GREH represent approximately 5.7% of the outstanding Shares.
          Greenstreet Real Estate Holdings is the sole member and manager of GREH, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares owned of record by GREH.
          GRST Realty is a general partner of Greenstreet Real Estate Holdings. GRST Realty has the power to elect two of the members of the Board of Directors of Greenstreet Real Estate Holdings, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by Greenstreet Real Estate Holdings.
          SV Realty is a general partner of Greenstreet Real Estate Holdings. SV Realty has the power to elect two of the members of the Board of Directors of Greenstreet Real Estate Holdings, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by Greenstreet Real Estate Holdings.

          Greenstreet Management is the sole member of GRST Realty, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by GRST Realty.
          Steven Green is a member of the Board of Directors of Greenstreet Real Estate Holdings, and the sole owner of Greenstreet Management. In such capacity, Steven Green may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the Shares that are, or may be deemed to be, beneficially owned by GREH, Greenstreet Real Estate Holdings, GRST Realty and/or Greenstreet Management. Steven Green disclaims beneficial ownership of any such Shares.
          Jeffrey Green owns no Shares individually. Jeffrey Green disclaims beneficial ownership of any Shares that are, or may be deemed to be, beneficially owned by any of the Reporting Persons.
          Jeffrey Safchik owns no Shares individually. Jeffrey Safchik disclaims beneficial ownership of any Shares that are, or may be deemed to be, beneficially owned by any of the Reporting Persons.
          Richard Sandler owns no Shares individually. Richard Sandler serves as Trustee of certain trusts which, directly or indirectly, own all of the equity interests of SV Realty. Richard Sandler disclaims beneficial ownership of any Shares that are, or may be deemed to be, beneficially owned by GREH, Greenstreet Real Estate Holdings and/or SV Realty.
          Except for GREH, none of the Reporting Persons or any other person named in this Item 5 owns of record any Shares.
          The percentage ownership of Shares in this Schedule 13D is calculated based on 28,506,966 shares outstanding as of November 5, 2007, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.
          Greenstreet Real Estate Holdings purchased the number of Shares at the prices listed on Schedule 1. Schedule 1 is attached hereto and is incorporated herein by reference. All such purchases were made in open market transactions.
          Except as described herein, none of the Reporting Persons or any other person named in this Item 5 has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          None.
Item 7. Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of January 17, 2008
[Signature Page Follows]

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 17, 2008	GREH LLC, a Delaware limited liability company

	By:	Greenstreet Real Estate Holdings, L.P., a Delaware limited partnership
Its Manager

By:	GRST Realty Management Partners, LLC, a Delaware limited liability company
Its General Partner

By:	Greenstreet Capital Management, Inc., a Delaware corporation
Its Manager

	By:	/s/ Jeffrey A. Safchik Jeffrey A. Safchik, President

Dated: January 17, 2008	Greenstreet Real Estate Holdings, L.P., a Delaware limited partnership

	By:	GRST Realty Management Partners, LLC, a Delaware limited liability company
Its General Partner

	By:	Greenstreet Capital Management, Inc., a Delaware corporation
Its Manager

		By:	/s/ Jeffrey A. Safchik Jeffrey A. Safchik, President

Dated: January 17, 2008	GRST Realty Management Partners, LLC, a Delaware limited liability company

	By:	Greenstreet Capital Management, Inc., a Delaware corporation
Its Manager

		By:	/s/ Jeffrey A. Safchik Jeffrey A. Safchik, President

Dated: January 17, 2008	SV Realty LLC, a Delaware limited liability company

	By:	/s/ Jeffrey Green

Jeffrey Green, Manager

Schedule 1
Greenstreet Real Estate Holdings Stock Purchases on January 7, 2008

Shares	Price	Principal	Commission	Total Amount
500	$10.36	$5,180.00	$25.00	$5,205.00
2,200	$10.37	$22,814.00	$110.00	$22,924.00
300	$10.372	$3,111.60	$15.00	$3,126.60
600	$10.375	$6,225.00	$30.00	$6,255.00
8,100	$10.38	$84,078.00	$405.00	$84,483.00
400	$10.385	$4,154.00	$20.00	$4,174.00
74,550	$10.39	$774,574.50	$3,727.50	$778,302.00
700	$10.395	$7,276.50	$35.00	$7,311.50
10,762	$10.40	$111,924.80	$538.10	$112,462.90
100	$10.45	$1,045.00	$5.00	$1,050.00
200	$10.453	$2,090.60	$10.00	$2,100.60
800	$10.4625	$8,370.00	$40.00	$8,410.00
2,600	$10.47	$27,222.00	$130.00	$27,352.00
14,400	$10.475	$150,840.00	$720.00	$151,560.00
8,400	$10.48	$88,032.00	$420.00	$88,452.00
4,100	$10.485	$42,988.50	$205.00	$43,193.50
800	$10.488	$8,390.40	$40.00	$8,430.40
4,100	$10.49	$43,009.00	$205.00	$43,214.00
300	$10.495	$3,148.50	$15.00	$3,163.50
4,300	$10.4975	$45,139.25	$215.00	$45,354.25
7,400	$10.50	$77,700.00	$370.00	$78,070.00
Greenstreet Real Estate Holdings Stock Purchases on January 8, 2008

Shares	Price	Principal	Commission	Total Amount
800	$10.35	$8,280.00	$40.00	$8,320.00
300	$10.36	$3,108.00	$15.00	$3,123.00
400	$10.37	$4,148.00	$20.00	$4,168.00
6,011	$10.38	$62,394.18	$300.55	$62,694.73
100	$10.383	$1,038.30	$5.00	$1,043.30
600	$10.385	$6,231.00	$30.00	$6,261.00
24,758	$10.39	$257,235.62	$1,237.90	$258,473.52
100	$10.393	$1,039.30	$5.00	$1,044.30
3,742	$10.40	$38,916.80	$187.10	$39,103.90
100	$10.415	$1,041.50	$5.00	$1,046.50
5,600	$10.42	$58,352.00	$280.00	$58,632.00
100	$10.43	$1,043.00	$5.00	$1,048.00
5,800	$10.435	$60,523.00	$290.00	$60,813.00
100	$10.44	$1,044.00	$5.00	$1,049.00
200	$10.45	$2,090.00	$10.00	$2,100.00
54,000	$10.50	$567,000.00	$2,700.00	$569,700.00
Greenstreet Real Estate Holdings Stock Purchases on January 14, 2008

Shares	Price	Principal	Commission	Total Amount
500	$10.41	$5,205.00	$25.00	$5,230.00
900	$10.42	$9,378.00	$45.00	$9,423.00
400	$10.44	$4,176.00	$20.00	$4,196.00
2,400	$10.45	$25,080.00	$120.00	$25,200.00
900	$10.50	$9,450.00	$45.00	$9,495.00
Greenstreet Real Estate Holdings Stock Purchases on January 15, 2008

Shares	Price	Principal	Commission	Total Amount
100	$10.265	$1,026.50	$5.00	$1,031.50
400	$10.27	$4,108.00	$20.00	$4,128.00
100	$10.29	$1,029.00	$5.00	$1,034.00
100	$10.34	$1,034.00	$5.00	$1,039.00
1900	$10.35	$19,665.00	$95.00	$19,760.00
100	$10.385	$1,038.50	$5.00	$1,043.50
800	$10.39	$8,312.00	$40.00	$8,352.00
3100	$10.40	$32,240.00	$155.00	$32,395.00

EXHIBIT INDEX
Exhibit 1: Joint Filing Agreement dated as of January 17, 2008

Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Education Realty Trust, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.
     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 17th day of January, 2008.

Dated: January 17, 2008	GREH LLC, a Delaware limited liability company

	By:	Greenstreet Real Estate Holdings, L.P., a Delaware limited partnership Its Manager

By:	GRST Realty Management Partners, LLC, a Delaware limited liability company Its General Partner

By:	Greenstreet Capital Management, Inc., a Delaware corporation Its Manager

	By:	/s/ Jeffrey A. Safchik Jeffrey A. Safchik, President

Dated: January 17, 2008	Greenstreet Real Estate Holdings, L.P., a Delaware limited partnership

	By:	GRST Realty Management Partners, LLC, a Delaware limited liability company Its General Partner

	By:	Greenstreet Capital Management, Inc., a Delaware corporation Its Manager

		By:	/s/ Jeffrey A. Safchik Jeffrey A. Safchik, President

Dated: January 17, 2008	GRST Realty Management Partners, LLC, a Delaware limited liability company

	By:	Greenstreet Capital Management, Inc., a Delaware corporation Its Manager

		By:	/s/ Jeffrey A. Safchik Jeffrey A. Safchik, President

Dated: January 17, 2008	SV Realty LLC, a Delaware limited liability company

	By:	/s/ Jeffrey Green

Jeffrey Green, Manager